Orbis
Grupa Hotelowa

Warsaw, April 23, 2008

08002302

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section
MAY 01 2008
Washington, DC

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the current report no. 10/2008 concerning the selection of an auditor licensed to audit financial statements to the Polish Financial Supervision Authority in Warsaw.

Best regards,

PROCESSED
MAY 12 2008
THOMSON REUTERS

Marcin Szewczykowski

Member of the Management Board

dw 5/7

Current report no. 10/2008
April 23, 2008

Subject: selection of an auditor licensed to audit financial statements

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, pursuant to § 5 section 1 point 19 of the Resolution issued by the Minister of Finance on October 19, 2005, concerning current and interim reports published by securities issuers (official journal "Dz.U." no 209, item 1744), hereby informs that:

Acting by virtue of §20 section 2 point 8 of Orbis S.A. Statutes and § 9 section 1 point 10 of Supervisory Board By-Laws, on April 22, 2008, the Orbis S.A. Supervisory Board decided to entrust the task of auditing the semi-annual stand-alone and consolidated financial statements and auditing the financial statements of Orbis S.A. as well as consolidated financial statements of the Orbis group for years 2008-2010 to Deloitte Audyt Sp. z o.o. The selection of the auditor was made in accordance with the applicable regulations and professional standards. The selected auditor has its registered address in Warsaw, at Piękna 18 street and is registered in the register of licensed auditors under the number 73.

The selected auditor already audited the financial statements of the issuer during the years 2000 - 2004.

The agreement with the selected issuer will be executed for a term 2008-2010.

END